Exhibit 99.7

JOINT FILING AGREEMENT

AGREEMENT dated as of July 2, 2018, by and between Twelve Seas Investors I LLC, a Delaware limited liability company, and Dimitri Elkin (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, no par value, as of July 2, 2018, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: July 2, 2018	TWELVE SEAS INVESTORS I LLC

	By:	/s/ Dimitri Elkin
Name: Dimitri Elkin
Title: Managing Member

Date: July 2, 2018	/s/ Dimitri Elkin
Dimitri Elkin